

KW
3/8/14

14046456

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

OMB APPROVAL
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SEC FILE NUMBER
8- 57281

57061

RECEIVED FEB 26 2014

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Management Resources, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Great Road, Suite 201

(No. and Street)

North Smithfield, RI   02896

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Wardyga   401-356-1400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiGennaro & Palumbo, LLP

(Name – *if individual, state last, first, middle name*)

1300 Division Rd, Suite 201, West Warwick, RI   02893

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-1-



OATH OR AFFIRMATION

I, Alan Wardyga _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Wealth Management Resources, Inc._____ , as of ___December 31_____ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

My Commission Expires
4/26/2017

Janice A. Hebert
Notary Public

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DiGennaro & Palumbo, LLP

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

CERTIFIED PUBLIC ACCOUNTANTS

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

Independent Auditor's Report

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

We have audited the accompanying financial statements of (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statement, whether due to fraud or error. In making these risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Pages 14-21 are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Pages 14-21 have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Pages 14-21 are fairly stated in all material respects in relation to the financial statements taken as a whole.

DiGennaro & Palumbo, LLP
West Warwick, Rhode Island
February 18, 2014

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION FOR
NONCARRYING, NONCLEARING BROKER DEALERS
December 31, 2013

ASSETS

Cash and cash equivalents	$	62,831
Accounts receivable, clearing organizations		264,922
Securities owned:		
Marketable securities at market value		97,123
Office furniture and equipment, at cost, less		
accumulated depreciation of $16,662		10,151
TOTAL ASSETS	$	435,027

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	4,558
Accrued wages		213,922
Other accrued expenses		59,319
TOTAL LIABILITIES		277,799
Stockholders' Equity:		
Common stock, $1 par value, authorized 8,000 shares,		
issued and outstanding, 200 shares		200
Additional paid-in capital		5,000
Retained earnings		152,028
Total Stockholders' Equity		157,228
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	435,027

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2013

Revenue:

Investment advisory fees	$	984,442
Registered representative commissions		386,943
Financial planning fees		12,873
Dividend income		4,289
Other income		800
Unrealized gains/losses on investments		10,757
Total Revenues		1,400,104

Expenses:

Employee compensation and benefits	1,210,272
Communications and data processing	22,993
Occupancy	32,098
Other expenses	141,104
Total Expenses	1,406,467
Net Loss	$ (6,363)

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at beginning of year	200	$ 200	$ 5,000	$ 158,391	$ 163,591
Add net loss	-	-	-	(6,363)	(6,363)
Balance at end of the year	200	$ 200	$ 5,000	$ 152,028	$ 157,228

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

Cash Flows From Operating Activities:		
Net loss	$	(6,363)
Adjustment to reconcile net income to		
net cash provided by operating activities,		
Depreciation		3,173
Unrealized gain on marketable securities		(10,757)
Increase in accounts receivable		(61,271)
Increase in accounts payable		1,836
Increase in accrued wages		61,271
Decrease in other accrued expenses		(15,076)
Net Cash Used In Operating Activities		(27,187)
Cash Flows From Investment Activities:		
Purchase of property and equipment		(3,305)
Disposal of property and equipment		1,141
Purchase of marketable securities		(4,106)
Net Cash Used In Investment Activities		(6,270)
Net Decrease In Cash and Cash Equivalents		(33,457)
Cash and cash equivalents, beginning of the year		96,288
Cash and cash equivalents, end of year	$	62,831

The accompanying notes are an integral part of these financial statements.

Note 1: <u>**Summary of Significant Accounting Policies**</u>

<u>**Nature of Business**</u> - Wealth Management Resources, Inc. (the Company), a Rhode Island S Corporation, was formed on January 18, 1994. The Company is a registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission and fee based, and are received from independent broker/dealers and clients.

<u>**Variable Interest Entities**</u> – In December 2003, the FASB issued revised Accounting Standards Codification, "Consolidation of Variable Interest Entities". ASC requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the entities investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional subordinated financial support. The consolidation requirement applies to variable interest entities for fiscal years beginning after December 15, 2004 for all variable interest entities created before January 1, 2004.

The Company has determined that it is the primary beneficiary of Wealth Management Realty Partners, LLC, a related limited liability company that shares common ownership with the Company. Wealth Management Resources, Inc. pays rent to Wealth Management Realty Partners, LLC. Due to the increased cost in accounting fees that would be necessary for consolidation, management has elected not to consolidate the financial position and results of operations for Wealth Management Realty Partners, LLC. (This is a departure from GAAP.)

<u>**Basis of Accounting**</u> - The Company's financial statements include the accounts of the Company prepared on the accrual basis of accounting. The Company is engaged in business as a securities broker-dealer and a Securities Exchange Commission's Registered Investment Advisor, which comprise several classes of services, including principal transactions, investment advice services and financial planning fees.

<u>**Advertising and Marketing**</u> - The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for 2013 was $2,925.

<u>**Office Furniture, Equipment and Depreciation**</u> - Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years for financial statement purposes. Depreciation expense for the year ended December 31, 2013 was $3,173.

<u>**Clearing Agreements**</u> - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Note 1: **Summary of Significant Accounting Policies (Continued)**

Investment Advisory Income - Investment Advisor fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Compensated Absences - Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

The Company adopted a qualified sick pay plan on November 18, 2005 which entitles certain employees to compensation for a term of one year if they become disabled and cannot work. The plan will pay covered employees $10,000 per month for a maximum of 12 months for an amount not to exceed $120,000. No liability has been recorded in the accompanying financial statements since it is impractical to estimate an amount.

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax return.

In accordance with FASB ASC 740, *Income Taxes*, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained, including the position that the Company continues to qualify as an S Corporation for both federal and state income tax purposes.

Based on the evaluation, if it were more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating losses. No interest or penalties have been accrued or charged to expense for the year ended December 31, 2013.

The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

<u>**Note 1:**</u>   <u>**Summary of Significant Accounting Policies (Continued)**</u>

<u>**Uncertain Tax Positions**</u> –The Company accounts for certain tax positions in accordance with the Accounting for Uncertain Tax Positions Topic of the FASB Accounting Standards Codification. The topic prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company adopted the provision under the topic April 1, 2009. There was no impact on total liabilities or stockholders equity as a result of the adoption.

<u>**Marketable Securities**</u> - Marketable securities are valued at market, and securities not readily marketable are valued at fair market value as determined by management.

<u>**Fair Value Measurement**</u> – The Company measures and discloses certain financial asset and liabilities at fair value. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. Under this guidance, the Company is also required to classify certain assets and liabilities based on the following fair value hierarchy:

Level 1   Quoted prices in active markets for identical assets and liabilities.
Level 2   Quoted prices for identical assets and liabilities in markets that are not active; quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly and;
Level 3   Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable

The Company utilizes the active market approach to measure the fair value of cash, cash equivalents, available for sale, and investments, which are all Level 1 inputs.

<u>**Use of Estimates**</u> - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 1: **Summary of Significant Accounting Policies (Continued)**

Cash and Cash Equivalents - For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk – The Company maintains its cash balances in banks located in Rhode Island. These balances are currently insured by the Federal Deposit Insurance Corp. up to $250,000. All amounts were insured as of December 31, 2013.

Note 2: **Accounts Receivable, Clearing Organizations**

Accounts receivable of $264,922, at December 31, 2013, represents amounts due from clearing organizations and are considered fully collectible.

Note 3: **Net Capital Requirements**

The company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $71,079, which was $52,561 in excess of its required net capital requirement of $18,518. The Company's net capital ratio was 3.91 to 1.

Note 4: **Related Party Transaction**

The Company leases its operating facility from an LLC, whose members are the shareholders of the Company. Rent increased from $2,000 to $2,250 per month as of September 1, 2013 to reflect the renewal of lease which is in effect until December 31, 2015. Future minimum rent payments will be adjusted annually on January 1 of each year based upon the increase in the Consumer Price Index. Rent expense amounted to $25,000 in 2013.

Future minimum rent payments are as follows:

2013	$ 27,000
2014	27,000
2015	27,000
	$ 81,000

Note 5:   **Marketable Securities at Market Value**

The Company has marketable securities held for them by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the current market value. The marketable securities were comprised of mutual funds having a market value of $97,123 as of December 31, 2013.

Note 6:   **Retirement Plan**

Effective January 1, 2011, the Company adopted a 401(k) plan that funds a matching contribution not to exceed 4% of compensation, with a discretionary profit sharing component. Employer contributions for the year ended December 31, 2013 amounted to $78,819.

Note 7:   **Subsequent Events**

Management has evaluated subsequent events through February 18, 2014, the date which the financial statements were available to be issued

No other significant events have been identified that would require adjustment of or disclosure in the accompanying financial statement.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Net Capital

Total Stockholders' Equity	$ 157,228
Deductions and/or charges	
Non allowable assets	
Property and equipment, at cost-net of accumulated depreciation	10,151
Accounts receivable allocation	61,271
Net Capital, Before Haircuts on Securities Portion	85,806
Haircuts on securities	
Money market funds	158
Mutual funds	14,568
Total Haircuts	14,727
Net Capital	$ 71,079

Aggregate Indebtedness:

Items included in statement of financial condition:	
Accounts payable	$ 4,558
Accrued wages	213,922
Other accrued expenses	59,319
Total Aggregate Indebtedness	$ 277,799

Computation of Basic Net Capital Requirements

Minimum net capital required	$ 18,518
Excess net capital	$ 52,561
Excess net capital @ 1000%	$ 43,299
Ratio: Aggregate indebtedness to net capital	3.91 to 1

WEALTH MANAGEMENT RESOURCES, INC.

COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.

WEALTH MANAGEMENT RESOURCES, INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
As of December 31, 2013**

The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) or (2) for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

WEALTH MANAGEMENT RESOURCES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2013

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).



DIGENNARO & PALUMBO, LLP

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

CERTIFIED PUBLIC ACCOUNTANTS

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Wealth Management Resources, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Board of Directors .
Wealth Management Resources, Inc.
February 18,2014
Page 2

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiGennaro & Palumbo, LLP
West Warwick, Rhode Island
February 18, 2014



DiGennaro
&
Palumbo, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Richard V. DiGennaro, CPA, MST
Ralph A. Palumbo, CPA, CIA

1300 Division Road, Suite 201
West Warwick, RI 02893
phone 401.885.1000
fax 401.884.8000
digennaropalumbo.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, RI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Wealth Management Resources, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wealth Management Resources, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wealth Management Resources, Inc.'s management is responsible for Wealth Management Resources, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose fof which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers of cash receipts journals and income by customer noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers of cash received and income by customer supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiGennaro & Palumbo, LLP
West Warwick, RI
February 18, 2014